Exhibit 99.1

Ardmore Shipping Announces Publication of 2022 Sustainability Report and Joins Its Shipping Industry Peers in Calling On Regulators To Provide A Clear And Accelerated Decarbonization Pathway

Report details Ardmore's continued efforts toward decarbonization and other environmental and social initiatives, emphasizing the essential connection between progress and performance in order to achieve success in an evolving business and social environment

HAMILTON, Bermuda, June 15, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that it has published its 2022 Sustainability Report (the "Report"). The Report outlines the Company's multifaceted initiatives and progress towards a more sustainable future, with decarbonization as a core objective. The Report is available on the Ardmore website at www.ardmoreshipping.com/about/progress/.

On the occasion of the Report's third annual publication, Ardmore CEO Anthony Gurnee called upon the IMO and other regional and international regulatory bodies to provide greater clarity including guidance on environmental regulations to enable a rational and orderly transition towards a substantial decarbonization of the industry.

"Decarbonization in a capital-intensive industry like shipping, with vessels having an average 25-year useful life, is a marathon not a sprint which will in all likelihood take the better part of two decades after the transition has begun in earnest.

The longer we await regulatory clarity, the longer we are deferring the start of the real work. Ardmore is not alone among shipowners in sharing the IMO's stated view that decarbonization of the shipping industry is essential, and it is for that reason that we see further delay in providing a clear pathway as an avoidable and increasingly self-harming roadblock.

Ardmore together with most other shipowners, shipyards, classification societies and the sustainable fuel industry are ready to collaborate and invest once there is sufficient clarity, but until then, progress will inevitably remain on the margins of the business and the global fleet will achieve only moderate incremental improvements in greenhouse gas reduction, especially when taking into account demand growth.

We appreciate that regulation of the global shipping industry is an intensely political process, and acknowledge that a thoughtful and cautious approach is warranted regarding the introduction of rules that will have a profound impact on the global economy. Having experienced the successful implementation of major regulations such as double-hull tankers and IMO 2020 sulfur content limits, we believe that the current global regulatory framework is capable of successfully and safely guiding the industry through this transition, so long as the political will is there."

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com